UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
Richard L. Waggoner,
Gardere Wynne Sewell LLP,
1601 Elm Street,
Suite 3000, Dallas,
Texas 75201, (214) 999-4510
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	926713108

1	NAMES OF REPORTING PERSONS Horace T. Ardinger, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		13,779,357

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,744,188

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,779,357

WITH	10	SHARED DISPOSITIVE POWER

		21,744,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,523,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

PAGE 2 OF 8 PAGES

CUSIP No.	926713108

1	NAMES OF REPORTING PERSONS Ardinger Family Partnership, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		21,562,687

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,562,687

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,562,687

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

PAGE 3 OF 8 PAGES

CUSIP No.	926713108

1	NAMES OF REPORTING PERSONS Beverly Ardinger Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,562,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,562,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,562,687

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

PAGE 4 OF 8 PAGES

CUSIP No.	926713108

Item 1. Security and Issuer.
This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of ViewCast.com, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3701 W. Plano Parkway, Suite 300, Plano, Texas.
This Amendment amends the statement on Schedule 13D filed by Horace T. Ardinger Jr. (“Mr. Ardinger”) with the Securities and Exchange Commission (the “Commission”) on April 20, 1999, as amended by (i) Amendment No. 1 to Schedule 13D filed with the Commission on December 20, 2006 (which added the Ardinger Family Partnership, Ltd. (the “Ardinger Family Partnership”) and Beverly Ardinger Brown (“Mrs. Brown”) as reporting persons), (ii) Amendment No. 2 to Schedule 13D filed with the Commission on February 14, 2007, and (iii) Amendment No. 3 to Schedule 13D filed with the Commission on April 13, 2009 (as amended, the “Statement”), with respect to the Reporting Persons’ holdings of Common Stock. This Amendment reflects (a) an adjustment to the conversion price of each of the Series B Convertible Preferred Stock, par value $0.0001 per share, of the Company (the “Series B Preferred Stock”), Series C Convertible Preferred Stock, par value $0.0001 per share, of the Company (the “Series C Preferred Stock”), and Series E Convertible Redeemable Preferred Stock, par value $0.0001 per share, of the Company (“Series E Preferred Stock”), (b) an increase in the number of shares of Common Stock issuable upon a conversion of the Series E Preferred Stock, and (c) Mr. Ardinger’s elections to convert all of his 400,000 shares of Series B Preferred Stock and all of his 200,000 shares of Series C Preferred Stock in exchange for an aggregate 10,000,000 shares of Common Stock.
Capitalized terms used but not defined in this Amendment have the respective meanings given them in the Statement.

Item 2. Identity and Background.
This Amendment does not amend or supplement Item 2 of the Statement.

Item 3. Source and Amount of Funds or other Consideration.
Item 3 of the Statement is amended by adding the following paragraph to the end of Item 3:
On May 4, 2011, Mr. Ardinger made elections to convert his 400,000 shares of Series B Preferred Stock and his 200,000 shares of Series C Preferred Stock, and such shares were converted, into an aggregate of 10,000,000 shares of Common Stock. Mr. Ardinger used his personal funds to pay the conversion price for each of such elections.

Item 4. Purpose of Transaction.
Item 4 of the Statement is amended by adding the following paragraphs to immediately precede the last paragraph of Item 4:
On May 4, 2011, the Company, Mr. Ardinger, the Ardinger Family Partnership, and certain other parties entered into a Preferred Stock Exchange Agreement (the “Preferred Exchange Agreement”) to, among other things, convert and restructure the outstanding shares of Series B Preferred Stock, Series B Preferred Stock, and Series E Preferred Stock.

PAGE 5 OF 8 PAGES

CUSIP No.	926713108
Pursuant to the Preferred Exchange Agreement, on May 4, 2011, Mr. Ardinger made an election to convert his 400,000 outstanding shares of Series B Preferred Stock and his 200,000 outstanding shares of Series C Preferred Stock, and such shares were converted, into an aggregate of 10,000,000 shares of Common Stock. As provided in the Preferred Exchange Agreement, the conversion price of such shares was $0.60 per share of underlying Common Stock for each converted share of Series B Preferred Stock and Series C Preferred Stock (the “Conversion Price”). The Conversion Price was lowered from $3.625 for the Series B Preferred Stock and remained at the existing $0.60 per share conversion price for the Series C Preferred Stock.
The Preferred Exchange Agreement also provided that until May 4, 2012 (the “Temporary Conversion Period”), each outstanding share of Series E Preferred Stock will be convertible, at the option of the Ardinger Family Partnership, into shares of Common Stock at a temporary conversion price of $0.50 per share of underlying Common Stock for each share of Series E Preferred Stock (the “Temporary Conversion Price”). The Temporary Conversion Price is an increase over the prior conversion price of the Series E Preferred Stock which, immediately prior to the effectiveness of the Preferred Exchange Agreement, was approximately $0.34 per share (the average closing sale price for the Common Stock during the 20 trading days ending on the last day prior to the notice of conversion). If at any time during the Temporary Conversion Period, the Company completes, in one transaction or a series of related transactions, the placement(s) of Common Stock for total aggregate net proceeds of at least $7,000,000 (a “Securities Placement”), each outstanding share of Series E Preferred Stock will automatically convert into the corresponding number of shares of Common Stock at the Temporary Conversion Price. During the Temporary Conversion Period, if any shares of Series E Preferred Stock are converted, all other outstanding shares of Series E Preferred Stock also will automatically convert at the Temporary Conversion Price. Upon a conversion of the shares of Series E Preferred Stock during the Temporary Conversion Period, either voluntarily or as a result of a Securities Placement, the Company will issue an aggregate 16,000,000 shares of Common Stock in exchange for the Ardinger Family Partnership’s 80,000 outstanding shares of Series E Preferred Stock.

Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read in its entirety as follows:
(a) The following chart reflects the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage of the outstanding shares of Common Stock that such shares represent:

	Shares Beneficially	Percentage of
Name	Owned	Outstanding Shares
Mr. Ardinger	35,523,545	49.6%
Mrs. Brown	21,562,687	30.1%
Ardinger Family Partnership	21,562,687	30.1%

PAGE 6 OF 8 PAGES

CUSIP No.	926713108
The percentage calculations are based upon 39,016,318 shares of Common Stock outstanding on March 15, 2011, which is the number of shares of Common Stock reported in the Company’s Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on March 31, 2011, plus (i) the 16,666,666 shares of Common Stock issued upon the conversion of the Series B Preferred Stock and Series C Preferred Stock pursuant to the Preferred Exchange Agreement and (ii) the 16,000,000 shares of Common Stock issuable upon conversion of the Series E Preferred Stock. The Ardinger Family Partnership, as the holder of all 80,000 of the outstanding Series E Preferred Stock, has the right to acquire the 16,000,000 shares of Common Stock issuable upon conversion of the shares of such stock during the Temporary Conversion Period.
(b) Mr. Ardinger has sole voting and sole dispositive power with respect to 13,779,357 shares of Common Stock. Mrs. Brown does not have sole voting and sole dispositive power with respect to any shares of Common Stock. The Ardinger Family Partnership has sole voting and sole dispositive power with respect to 21,562,687 shares of Common Stock. Mr. Ardinger and Mrs. Brown are deemed to have shared voting and dispositive power with respect to the 21,562,687 shares owned by the Ardinger Family Partnership.
(c) See Item 4 for a description of the transactions in the Common Stock by Mr. Ardinger and the Ardinger Family Partnership during the past sixty days.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following to the end of such Item:
As described in Item 4, the Company, Mr. Ardinger, the Ardinger Family Partnership, and certain other parties entered into the Preferred Exchange Agreement on May 4, 2011, under which, among other things, Mr. Ardinger agreed to convert his Series B Preferred Stock and Series C Preferred Stock pursuant to an adjusted conversion price for each such series, and, until May 4, 2012, each outstanding share of Series E Preferred Stock will be convertible, at the option of the Ardinger Family Partnership, into shares of Common Stock at the Temporary Conversion Price.

Item 7. Material to be Filed as Exhibits.
Item 7 is hereby supplemented by adding the following Exhibit 2:
Exhibit 2 — Preferred Stock Exchange Agreement, dated May 4, 2011, by and between ViewCast.com, Inc., H.T. Ardinger Jr., the Ardinger Family Partnership, Ltd., and certain other parties thereto.

PAGE 7 OF 8 PAGES

CUSIP No.	926713108
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 16, 2011	/s/ Horace T. Ardinger, Jr.
Horace T. Ardinger, Jr.

ARDINGER FAMILY PARTNERSHIP, LTD.
	By:	/s/ Horace T. Ardinger, Jr.
Horace T. Ardinger, Jr., General Partner

	By:	/s/Beverly Ardinger Brown
Beverly Ardinger Brown

PAGE 8 OF 8 PAGES